# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The New York Times Company, CIK 0000071691
CUSIP: 650111107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 620 Eighth Avenue, New York, New York (NY), 10018
Date of event which requires filing of this statement: 08/04/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001985479-26-000008
Filed by CIK 0001985479

## Reporting persons
- Linonia Partners Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,993,257; sole dispositive power 0; shared dispositive power 7,993,257; aggregate amount beneficially owned 7,993,257 (4.98% of the class)
  Comment: Please see note in Item 4(a).
- The Linonia Partnership LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,993,257; sole dispositive power 0; shared dispositive power 7,993,257; aggregate amount beneficially owned 7,993,257 (4.98% of the class)
  Comment: Please see note in Item 4(a).
- The Linonia Partnership GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,993,257; sole dispositive power 0; shared dispositive power 7,993,257; aggregate amount beneficially owned 7,993,257 (4.98% of the class)
  Comment: Please see note in Item 4(a).
- Philip Uhde: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,993,257; sole dispositive power 0; shared dispositive power 7,993,257; aggregate amount beneficially owned 7,993,257 (4.98% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: The New York Times Company
Address of issuer's principal executive offices:
620 Eighth Avenue
New York, New York 10018

## Item 2. Person Filing
Name of person filing:
Linonia Partners Fund LP*
The Linonia Partnership LP*
The Linonia Partnership GP LLC*
Philip Uhde*
Address of principal business office or, if none, residence:
414 West 14th Street, 6th Floor
New York, New York 10014
Citizenship:
Linonia Partners Fund LP - Delaware
The Linonia Partnership LP - Delaware
The Linonia Partnership GP LLC - Delaware
Philip Uhde - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Linonia Partners Fund LP - 7,993,257*
The Linonia Partnership LP - 7,993,257*
The Linonia Partnership GP LLC - 7,993,257*
Philip Uhde - 7,993,257*

*The Class A Common Stock (the "Shares") of The New York Times Company (the "Issuer") reported herein are held by a private investment fund, Linonia Partners Fund LP (the "Fund") for which The Linonia Partnership LP, a Delaware Limited Partnership, serves as the investment manager (the "Investment Manager"). The Linonia Partnership GP LLC, a Delaware Limited Liability Company, serves as the general partner of the Investment Manager (the "General Partner") and Philip Uhde serves as the Principal of the Investment Manager and the Managing Member of the General Partner. By virtue of these relationships, the Fund, the Investment Manager, the General Partner, and Philip Uhde may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Fund.

The percentages reported herein are based upon a statement in the Issuer's most recent 10-Q filed with the SEC on August 5, 2026 that there were 160,502,862 Shares issued and outstanding as of July 31, 2026.

This report shall not be deemed an admission that any reporting person herein is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting person's herein disclaims beneficial ownership of the Shares reported herein except to the extent of the reporting persons pecuniary interest therein, if any.
Percent of class:
Linonia Partners Fund LP - 4.98%
The Linonia Partnership LP - 4.98%
The Linonia Partnership GP LLC - 4.98%
Philip Uhde - 4.98%
Sole power to vote or to direct the vote:
Linonia Partners Fund LP - 0
The Linonia Partnership LP - 0
The Linonia Partnership GP LLC - 0
Philip Uhde - 0
Shared power to vote or to direct the vote:
Linonia Partners Fund LP - 7,993,257*
The Linonia Partnership LP - 7,993,257*
The Linonia Partnership GP LLC - 7,993,257*
Philip Uhde - 7,993,257*
Sole power to dispose or to direct the disposition:
Linonia Partners Fund LP - 0
The Linonia Partnership LP - 0
The Linonia Partnership GP LLC - 0
Philip Uhde - 0
Shared power to dispose or to direct the disposition:
Linonia Partners Fund LP - 7,993,257*
The Linonia Partnership LP - 7,993,257*
The Linonia Partnership GP LLC - 7,993,257*
Philip Uhde - 7,993,257*

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- Linonia Partners Fund LP: /s/ Philip Uhde, Philip Uhde, Managing Member of the General Partner of the Fund, Linonia Capital Partners GP LLC (08/05/2026)
- The Linonia Partnership LP: /s/ Philip Uhde, Philip Uhde, Principal and Managing Member of the General Partner (08/05/2026)
- The Linonia Partnership GP LLC: /s/ Philip Uhde, Philip Uhde, Managing Member (08/05/2026)
- Philip Uhde: /s/ Philip Uhde, Individually (08/05/2026)